FAIR TICKET SOLUTIONS, INC.

Consolidated Financial Statements

For the years ended February 28, 2023 and 2022

(Expressed in Canadian dollars)

DAVIDSON & COMPANY LLP —————— Chartered Professional Accountants ——————

INDEPENDENT PRACTITIONERS' REVIEW ENGAGEMENT REPORT

To the Board of Directors of
Fair Ticket Solutions Inc.

We have reviewed the accompanying consolidated financial statements of Fair Ticket Solutions Inc. that comprise the statement of financial position sheet as at February 28, 2023 and the statements of loss and comprehensive loss, cash flows, and changes in shareholders' deficiency, for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Practitioners' Responsibility

Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review. We conducted our review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee for the AICPA.

A review of consolidated financial statements in accordance with AICPA standards for review engagements is a limited assurance engagement. The practitioner performs procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluates the evidence obtained.

The procedures performed in a review are substantially less in extent than, and vary in nature from, those performed in an audit conducted in accordance with AICPA standards. Accordingly, we do not express an audit opinion on these consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that these consolidated financial statements do not present fairly in all material respects, the financial position of Fair Ticket Solutions Inc. as at February 28, 2023 and its financial performance for the year then ended in accordance with AICPA standards.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Fair Ticket Solution Inc.'s ability to continue as a going concern.



A member of
Nexia International

Other Matters

The consolidated financial statements of Fair Ticket Solutions Inc. for the year ended February 28, 2022 were audited by another practitioner who expressed an unqualified opinion on those statements on August 3, 2023.

Davidson & Company LLP

Vancouver, Canada   Chartered Professional Accountants

November 17, 2023

FAIR TICKET SOLUTIONS, INC.
Consolidated Statements of Financial Position as at
Expressed in Canadian dollars

	Note	February 28, 2023	February 28, 2022
		$	$
ASSETS			
Current			
Cash (overdraft)		1,384	-
Guaranteed investment certificate		5,000	5,000
Goods and services tax receivable		8,660	4,997
Security deposit		-	2,500
Deferred software license expense - current portion		-	50,846
		15,044	63,343
Property and equipment	4	4,087	5,103
Right of use asset	4	-	2,426
Deferred software license expense		4,853	82,661
Total assets		23,984	153,533
LIABILITIES			
Current			
Bank indebtedness		-	143
Accounts payable		274,030	310,186
Lease liability	5	-	2,596
Notes payable	6	214,663	1,559,077
Advances from related parties	9	520,365	648,697
		1,009,058	2,520,699
Accrued payable		-	82,661
Government loan payable	7	35,585	39,986
Total liabilities		1,044,643	2,643,346
SHAREHOLDERS' DEFICIENCY			
Common stock		31,835	24,719
Additional paid-in capital		2,685,915	1,782,341
Common shares owed to subscribers		32,484	-
Deficit		(3,770,893)	(4,296,873)
Total shareholders' deficiency		(1,020,659)	(2,489,813)
Total liabilities and shareholders' deficiency		23,984	153,533

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 14)
Subsequent events (Note 15)

Approved and authorized for issuance by the Board of Directors:

Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

FAIR TICKET SOLUTIONS, INC.
Consolidated Statements of Loss and Comprehensive Loss
Expressed in Canadian dollars, except for number of shares

	Note	Years ended February 28, 2023	2022
		$	$
Operating expenses			
Depreciation and amortization		1,021	1,276
Consulting fees		18,402	2,100
General and administrative		39,067	67,726
Professional fees		57,752	86,321
Rent		27,103	49,757
Software		28,467	161,985
		171,812	369,165
Other income (expenses)			
Accretion and interest expense		3,732	(33,127)
Gain on change in fair value of derivatives	6	-	9,600
Foreign exchange		(24,924)	(2,302)
Gain on settlement of debt	8	718,984	-
Gain on forgiveness of accounts payable	8	-	13,473
Net Income (loss) and comprehensive income (loss) for the year		525,980	(381,521)
Net income (loss) per share:			
Basic and diluted		0.02	(0.02)
Weighted average number of common shares:			
Basic and diluted		30,724,178	24,719,220

The accompanying notes are an integral part of these consolidated financial statements.

FAIR TICKET SOLUTIONS, INC.
Consolidated Statements of Cash Flows
Expressed in Canadian dollars

	Years ended February 28,	
	2023	2022
	$	$
Operating activities:		
Net income (loss) for the year	**525,979**	(381,521)
Items not affecting cash:		
Rent	**2,426**	31,367
Depreciation and amortization	**1,021**	1,276
Accretion and interest expense	**(4,055)**	33,127
Gain on change in fair value of derivatives	**-**	(9,600)
Unrealized foreign exchange gain (loss)	**13,619**	1,607
Realized foreign exchange loss on extinguishment of debt	**11,451**	-
Gain on forgiveness of accounts payable	**-**	(13,473)
Gain on issuance of common shares	**(718,984)**	-
Changes in non-cash working capital items:		
Goods and services tax receivable	**(3,663)**	(1,230)
Deferred software license expense - current portion	**128,654**	-
Security deposit	**2,500**	-
Accounts payable	**(81,277)**	98,121
Lease liability payments	**(2,596)**	(31,535)
Cash provided by operating activities	**(124,925)**	(271,861)
Investing activities:		
Purchases of property and equipment	**-**	(521)
Cash used in investing activities	**-**	(521)
Financing activities:		
Advances from related parties	**145,552**	243,921
Subscription receipts for common shares	**32,484**	-
Repayment of notes due to related parties	**(51,584)**	-
Advances from notes payable	**-**	20,000
Cash used for financing activities	**126,452**	263,921
Change in cash (overdraft)	**1,527**	(8,461)
Cash (overdraft), beginning of year	**(143)**	7,318
Cash (overdraft), end of year	**1,384**	(143)

Supplemental disclosures of cash flow information

Cash paid for interest	**-**	-
Cash paid for income taxes	**-**	-
	-	-

The accompanying notes are an integral part of these consolidated financial statements.

FAIR TICKET SOLUTIONS, INC.
Consolidated Statements of Changes in Shareholders' Deficiency
Expressed in Canadian dollars, except number of shares

	Common shares	Common stock	Common shares owed	Additional paid-in capital	Deficit	Total shareholders' deficiency
	#	$	$	$	$	$
Balance, February 28, 2021	24,719,220	24,719	-	1,782,341	(3,915,352)	(2,108,292)
Net loss and comprehensive loss for the year	-	-	-	-	(381,521)	(381,521)
Balance, February 28, 2022	24,719,220	24,719	-	1,782,341	(4,296,873)	(2,489,813)
Issuance of common shares	7,116,265	7,116	-	903,574	-	910,690
Common shares owed to subscribers	-	-	32,484	-	-	32,484
Net income (loss) and comprehensive income (loss) for the year	-	-	-	-	525,980	525,980
Balance, February 28, 2023	**31,835,485**	**31,835**	**32,484**	**2,685,915**	**(3,770,893)**	**(1,020,659)**

The accompanying notes are an integral part of these consolidated financial statements.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
Expressed in Canadian dollars, except where noted

1. NATURE OF OPERATIONS AND GOING CONCERN

Fair Ticket Solutions, Inc. ("Fair Ticket" or the "Company") was incorporated on July 30, 2010 in the State of Delaware, United States of America ("U.S.A."). The head office and registered and records office address of the Company is located at 590-1122 Mainland Street Vancouver, BC V6B 5L1. Fair Ticket is involved in providing data management solutions for the live sporting and entertainment industry and in communications services.

These consolidated financial statements for the years ended February 28, 2023 and 2022 (the "financial statements") are prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. During the year ended February 28, 2023, the Company generated income of $525,980 (2022 - $381,521 loss), however, the net income was the result of a $718,984 net gain recognized on the issuance of shares at a price deemed to be in excess of fair value. Without that gain, the Company would have experienced a loss of $193,004. As of February 28, 2023, the Company had an accumulated deficit of $3,770,893 (2022 - $4,296,873). These events and conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern and therefore, it may be unable to realize its assets and discharge its liabilities in the normal course of business. The continuation of the Company as a going concern is dependent upon the ability of the Company to obtain necessary equity or other financing to develop its business, and/or to attain sufficient profitable operations. The ability of the Company to be successful in obtaining financing cannot be predicted at the present time. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. BASIS OF PREPARATION

a) Basis of presentation

These financial statements were approved by the Board of Directors and authorized for issue on November 17, 2023.

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss or fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

b) Functional and reporting currency

The functional currency of the Company and the Company controlled by the Company is the Canadian dollar. The Canadian dollar is the most relevant and appropriate reporting currency as the Company's operations are conducted in Canadian dollars and its financial results are prepared and reviewed internally by management in Canadian dollars. These financial statements are reported in Canadian dollars, unless otherwise noted.

c) Basis of consolidation

These financial statements include the financial information of the Company and Fair Ticket Solutions (Canada) Ltd. ("FTC"), an entity controlled by the Company. Control exists where the parent entity has power to direct activities that most significantly impact economic performance of the entity and the potential to receive significant benefits or absorb significant losses of the entity. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

FTC was incorporated on July 29, 2010 in the State of Delaware, U.S.A. and its principal activity is developing technology for entertainment industry. The functional currency of FTC was determined to be the Canadian dollar. All intercompany balances, transactions, revenues and expenses are eliminated on consolidation. As the previously reported sale of FTC on March 31, 2022 did not close, the Company maintained control over FTC.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
Expressed in Canadian dollars, except where noted

3.   SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policy judgements and key sources of estimation uncertainty

The preparation of the financial statements in conformity with US GAAP requires management to make certain judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, and expenses. Actual results may differ from these estimates and judgments.

Significant assumptions about the future and other sources of uncertainty could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions. These include, but are not limited to, the following: estimates of useful lives of property and equipment, capitalization of software development costs, and assessment of the Company's ability to continue as a going concern.

a)   Cash

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents. Cash consist of deposits help by a Canadian chartered bank. A redeemable GIC with a one year term expiring April 5, 2023 and interest rate of 0.75 percent per annum is not considered a cash equivalent due to its maturity date at the time of purchase being in excess of three months.

b)   Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment charges. Such cost consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use.

Depreciation is calculated over the estimated useful lives of the assets based on management's judgment which involves consideration of intended use, industry trends, and other factors in determining the expected useful lives of depreciable assets and to determine depreciation methods. The Company calculates depreciation on furniture and equipment using a rate of 20% of the diminishing balance.

c)   Leases

At the inception of an arrangement, the Company determines whether the arrangement is a lease arrangement or contains a lease based on the unique facts and circumstances present. Leases with a term greater than 12 months are recognized on the statements of financial position as right-of-use ("ROU") asset with a corresponding lease liability. The Company has elected not to recognize on the consolidated statements of financial position leases with an initial term of 12 months or less. Leases with an initial term of 12 months or less are directly expensed as incurred. Leases are classified as either operating or finance depending on the specific terms of the arrangement.

For both finance leases and operating leases, right-of-use assets and lease liabilities are initially measured as the present value of future lease payments and initial direct costs discounted at the interest rate implicit in the lease, or if that rate is not readily determinable, the Company's incremental borrowing rate. Subsequent measurement of lease liabilities classified as finance leases is at amortized cost using the effective interest rate method. Subsequent measurement of right-of-use asset classified as finance leases is at carrying amount less accumulated amortization, where amortization is recorded straight-line over the lease term. Subsequent measurement of lease liabilities classified as operating leases is at the present value of the unpaid lease payments discounted at the discount rate for the lease established at the commencement date. Subsequent measurement of right-of-use asset classified as operating leases is carrying amount less accumulated amortization where amortization is calculated as the difference between straight-line lease cost for the period, including amortization of initial direct costs, and the periodic accretion of the lease liability.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
Expressed in Canadian dollars, except where noted

---

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

d) Financial instruments

The following table shows the classification of the Company's financial instruments:

Financial assets	
Cash and cash equivalents	Fair value
Financial liabilities	
Accounts payable	Amortized cost
Notes payable	Amortized cost
Advances from related parties	Amortized cost
Loan payable	Amortized cost

e) Impairment

The Company reviews the carrying amounts of its non-financial assets, including property and equipment, when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated based on the Company's best estimate of future operating cash flows in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value are excluded from impairment analysis.

In assessing impairments, the estimated undiscounted future cash flows to be derived from continuing use of asset or cash generating unit are compared to the carrying amount of that asset. If the carrying amount is higher than the undiscounted cash flows, the impairment loss is recognized as the difference between the carrying amount and the fair value. Fair value is defined as the price that would be received in an orderly transaction between market participants at the measurement date. If the asset or cash generating unit is reduced to its recoverable amount, an impairment loss is recognized immediately in the statement of loss and comprehensive loss.

f) Software development costs

The capitalization of software development costs for external use begins when technological feasibility has been established and ends when the software is available for sale. Software development costs are amortized on a straight-line line basis beginning when the software is available for sale over the estimated economic life of the asset, which is generally three years. Amortization of the capitalized software is classified within cost of sales for services in the consolidated statements of income and comprehensive income.

Evaluating whether development costs incurred by the Company meet the criteria for capitalization as an intangible asset requires judgement. Management determined that as of February 28, 2023 and 2022, that the initial expenditures for software development would not have future economic benefit.

g) Foreign currency translation

Transactions in currencies other than the entity's functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of the exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in profit or loss.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
Expressed in Canadian dollars, except where noted

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

h) Income taxes

Income tax expense is comprised of current and deferred tax components.

The Company follows the liability method of accounting for taxes. Under this method, deferred tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying amount of assets and liabilities in the consolidated financial statements and their respective tax bases. Deferred tax assets and liabilities are calculated using the enacted or substantively enacted income tax rates that are expected to apply when the asset is recovered or the liability is settled. Deferred tax assets or liabilities are not recognized when they arise on the initial recognition of an asset or liability in a transaction (other than in a business combination) that, at the time of the transaction, affects neither accounting nor taxable profit.

Deferred tax assets for deductible temporary differences and tax loss carry forwards are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences or tax loss carry forwards can be utilized. The carrying amount of deferred tax assets is reviewed at each reporting date and is reduced if it is no longer probable that sufficient future taxable profits will be available against which the temporary differences or tax loss carry forwards can be utilized.

Current tax is calculated based on net earnings for the year, adjusted for items that are non-taxable or taxed in different periods, using income tax rates that are enacted or substantively enacted at each reporting date.

Income taxes are recognized in equity or other comprehensive income, consistent with the items to which they relate.

i) Earnings or loss per share

Basic per share amounts are calculated by dividing the net earnings or loss by the weighted average number of shares outstanding during the reporting period.

Diluted per share amounts are calculated by using the treasury stock method, by adjusting the weighted average number of shares outstanding for the potential number of issued instruments which may have a dilutive effect on net earnings or loss. This method assumes that proceeds received from the exercise of in-the-money instruments are used to repurchase common shares at the average market price for the period.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
Expressed in Canadian dollars, except where noted

4. PROPERTY AND EQUIPMENT

A summary of the Company's property and equipment is as follows:

	Right-of-use asset	Furniture and equipment	Total
	$	$	$
Cost			
As at February 28, 2021	54,199	62,427	116,626
Additions	29,115	521	29,636
As at February 28, 2023 and 2022	**83,314**	**62,948**	**146,262**
Accumulated depreciation			
As at February 28, 2021	51,941	56,569	108,510
Depreciation	28,947	1,276	30,223
As at February 28, 2022	80,888	57,845	138,733
Depreciation	2,426	1,016	3,442
As at February 28, 2023	**83,314**	**58,861**	**142,175**
Carrying amounts			
As at February 28, 2022	2,426	5,103	7,529
As at February 28, 2023	**-**	**4,087**	**4,087**

5. LEASE LIABILITY

The Company leases office space for its operations which is accounted for as an operating lease. On initial recognition, the right-of-use asset and lease liability are measured at the present value of the lease payments plus the anticipated exercise of renewal options, discounted using the incremental borrowing rate which was estimated to be 15% (Note 3(c)).

A summary of the Company's lease liability is as follows:

	$
Balance, February 28, 2021	2,596
Addition	29,115
Accretion	2,420
Payments	(31,535)
Balance, February 28, 2022	2,596
Payment	(2,596)
Balance, February 28, 2023	**-**

On April 1, 2022, the Company terminated their lease and entered into a short-term month-to-month arrangement which terminated on August 15, 2022. The contract term ran for less than 12 months, and the Company considered the lease to be a short-term lease, recording the payments directly to rent expense in the amount of $24,677 (2022 - $18,390).

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
Expressed in Canadian dollars, except where noted

6. NOTES PAYABLE

A summary of the Company's notes payable, including the derivative liability associated with the notes payable, is as follows:

	Derivative liability	Notes payable
	$	$
Balance, February 28, 2021	7,200	1,511,651
Additions	2,400	17,600
Accretion and interest	-	27,872
Change in fair value of derivative liabilities	(9,600)	-
Foreign exchange	-	1,954
Balance, February 28, 2022	-	1,559,077
Accretion and interest	-	346
Repayment (settlement with shares)	-	(1,365,376)
Foreign exchange	-	20,616
Balance, February 28, 2023	**-**	**214,663**

On April 26, 2022, the Company settled $1,365,376 of the outstanding notes payable through the issuance of 6,043,254 common shares.

During the year ended February 28, 2022, the Company issued convertible promissory notes of $20,000. On initial recognition, the host debt component of the note was recorded at fair value of $17,600 the derivative liability was recorded at fair value of $2,400. The derivative liability results from a term within the notes payable agreements which allows for conversion of the notes payable into the Company's common shares. The conversion could result in issuance of common shares at a value that would be greater than the settlement amount of a fixed-for-fixed option on the Company's own common shares. ASC 815-10-20 defines an embedded derivative as an implicit or explicit term that affects some or all of the cash flows, or the value of other exchanges required by a contract, in a manner similar to a derivative instrument. Accordingly, the Company has classified the conversion feature as a derivative liability to be re-measured at the end of every reporting period with the change in value reported in the consolidated statements of net loss and comprehensive loss. During the year ended February 28, 2023, the loans matured, and the derivative liability was $nil.

The fair value of the loan was calculated based on an assessment of prevailing market rate of interest of 25% for a similar interest and the fair value of the conversion feature was calculated using the Black Scholes Option Pricing Model with the following assumptions: volatility: 100%; interest rate: 1.68% - 1.74%; dividend: 0%. The principal amount is convertible into common shares of the Company on or before the maturity dates pursuant to the lesser amount resulting from either: a) the Company entering into an agreement with a third party to provide a valuation of the Company's net worth for the purposes of an initial public offering or b) the Company completing a reverse takeover with the Company being listed on a recognized stock exchange at $0.10 per share. These notes bear no interest.

As at February 28, 2023, the notes payable balance includes notes and accrued interest denominated in United States ("US") currency totaling US$159,328 (February 28, 2022, US$1,056,318). All notes payable issued prior to February 28, 2020, are either subject to 10% bonus payable on principal on extension of maturity date or interest of 10% or both. The interest is capped at 3 years from the issue dates, and these notes will be convertible into securities to be issued by the Company in the future financing at a 50% discount to the offering price.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
Expressed in Canadian dollars, except where noted

7.   GOVERNMENT LOAN PAYABLE

Due to the global COVID 19 outbreak, the federal government of Canada introduced the Canada Emergency Benefit Account ("CEBA"). CEBA provided interest-free loans ("CEBA Loan") to eligible businesses.

During the year ended February 28, 2021, the Company received two interest-free loans issued under the CEBA program: $40,000 on April 30, 2020 and an additional $20,000 on December 16, 2020. The loans were interest-free if repaid before December 31, 2022. On January 12, 2022, the Canadian federal government announced that the interest-free period on the CEBA loans was further extended to December 31, 2023. However, if the loans are not repaid by January 1, 2024, the loan becomes due within a 2-year term at 5% interest per annum. Upon initial receipt, the Company recorded the loans at a fair value of $31,702 using a discount rate of 15%.

A summary of the Company's government loan payable is as follows:

	$
Balance, February 28, 2021	34,731
Interest expense	5,255
Balance, February 28, 2022	39,986
Amended discount due to extension of interest-free period	(9,102)
Interest expense	4,701
Balance, February 28, 2023	35,585

8.   SHARE CAPITAL

On March 31, 2022, the Company completed a 1 to 2,000 stock split. All share information contained in these financial statements have been restated retrospectively.

a)   Authorized

The Company is authorized to issue 100,000,000 common shares at a par value of $0.001.

b)   Issued share capital

As at February 28, 2023, 31,835,485 common shares were issued and outstanding (2022 - 24,719,220).

c)   Share issuances

On April 26, 2022, the Company settled $1,365,376 of the outstanding notes payable through the issuance of 6,043,254 common shares (Note 6), and $264,298 amounts due to related parties through the issuance of 1,073,011 common shares (Note 9). The fair value of the common shares issued was determined by management to be US$0.10 per share (C$0.12797) or $910,690. The fair value of the common shares issued to retire the debt was lower than the aggregate value of the notes payable, the difference of $718,984 was recorded on the consolidated statements of income (loss) and comprehensive income (loss) as a gain on issuance of common shares.

d)   Subscription receipts for common shares

On November 9, 2022, the Company entered into a private placement subscription agreement with an arm's length party to acquire 250,000 common shares at a price per share of US$0.10 for total proceeds of USD $25,000 ($32,484).

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
Expressed in Canadian dollars, except where noted

9.   RELATED PARTY TRANSACTIONS

Management personnel are those persons having responsibility for achieving the objectives of the entity and who have authority to establish policies and make decisions by which those objectives are to be pursued. Key management personnel include the Company's directors and executive officers.

As at February 28, 2023, the Company owed $92,334 (2022 - $236,806) to the CEO of the Company who also serves as a director of the Company, and $428,031 (2022 - $411,891) to an entity over which the CEO of the Company exerts significant influence. The amounts are due on demand and convertible into common shares of the Company.

During the year ended February 28, 2023, $236,798 amounts due to the CEO of the Company was settled through the issuance of 798,011 common shares and $27,500 amounts due to an entity over which the CEO of the Company exerts significant influence was settled through the issuance of 275,000 common shares.

INCOME TAX

The following table reconciles the expected income tax recovery at the Canadian Federal and Provincial statutory rate of 27% (2022 - 21%) to the amounts recognized in the consolidated statements of loss for the years ended February 28, 2023 and 2022:

	2023	2022
	$	$
Income (loss) before income taxes	528,980	(381,521)
Expected income tax at statutory tax rates	142,000	(103,000)
Permanent differences	(190,000)	3,000
Changes and differences in foreign and local rates	(184,000)	23,000
Other adjustments	27,000	-
Change in valuation allowance	205,000	77,000
Income tax expense (recovery)	**-**	-

The components of deferred income tax assets and liabilities as at February 28, 2023 and 2022 after applying the enacted income tax rate are as follows:

	2023	2022
	$	$
Non-capital losses	1,184,000	968,000
Property and equipment	1,000	12,000
	1,185,000	980,000
Unrecognized deferred income tax assets	(1,185,000)	(980,000)
	-	-

As at February 28, 2023, the Company has non-capital loss carry-forwards of $4,386,237 in Canada, expiring by 2043, and non-capital loss carry-forwards of $nil in the U.S.A.

10.   SOFTWARE DEVELOPMENT COST

On March 18, 2021, the Company entered into a software license agreement for an initial term of three years with an arm's length party to develop ticketing system technology. Pursuant to the software license agreement, the Company was required to pay three years of license fees and production use license fees based on number of customers and venues. During the year ended February 28, 2023, the Company recorded total software development expense of $28,467 (2022 - $161,985). Also during the year ended February 28, 2023, the Company reversed accrued amounts payable under the software license agreement relating to project development milestones that the vendor failed to meet. The Company and the vendor agreed to continue to work collaboratively on the software development of a minimum viable product and, upon successful completion thereof, a payment of an amount to be determined would be made by the Company to the vendor. As at February 28, 2023, the Company accrued $57,998 for this purpose (2022 - $50,846) in accounts payable and $4,853 (2022 - $82,661) long term accrued payable at a discount rate of 15% in relation to the remaining 2 years of license fees. The portion accrued as accounts payable was recorded as deferred software license expense - current portion on the consolidated statements of financial position, and the portion accrued as long term accrued payable was recorded as deferred software license expense on the consolidated statements of financial position.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
Expressed in Canadian dollars, except where noted

11. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair value of financial instruments

The carrying value of bank indebtedness, accounts payable, notes payable, advances from related parties and government loan payable approximate their fair value because of the short-term nature of these instruments or their ability of prompt liquidation.

b) Financial instruments risk

The Company's financial instruments are exposed in varying degrees to a variety of financial risks. The Board of Directors approves and monitors the risk management processes:

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty fails to meet an obligation under contract. Credit risk exposure arises with respect to the Company's cash and cash equivalents. The risk exposure is limited because the Company places its instruments in banks of high credit worthiness within Canada.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. As the Company's operations do not generate cash, financial liabilities are discharged using funding through the issuance of common shares or debt as required. The Company is exposed to liquidity risk through its bank indebtedness, accounts payable, lease liability, notes payable, advances from related parties, and government loan payable, and management mitigates this risk by consistently monitoring its cash position and issuing common shares as required.

Market risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not hold investments or debt with variable interest rates and, therefore, is not exposed to interest risk.

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in the foreign exchange rates. Foreign currency risk exposure arises with respect to some of the Company's accounts payable denominated in a foreign currency. Assuming all other variables constant, an increase or a decrease of 10% of the US dollar against the Canadian dollar, the net loss of the Company and the equity for the year ended February 28, 2023 would have varied by a negligible amount.

12. CAPITAL MANAGEMENT

The Company's capital structure consists of all components of shareholders' equity. The Company's objective when managing capital is to maintain adequate levels of funding to support the current operations including corporate and administrative functions to support operations. The Company obtains funding primarily through issuing common stock. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company's approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

13. COMMITMENTS AND CONTINGENCIES

As at February 28, 2023, the Company does not have any future operating commitments other than those described in Note 6 and 9.

FAIR TICKET SOLUTIONS, INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2023 and 2022
Expressed in Canadian dollars, except where noted

14. SUBSEQUENT EVENTS

During August and September, 2023, the Company entered into private placement subscription agreements with six arm's length investors to acquire an aggregate of 500,000 common shares at a price of US$0.10 per share for total proceeds of US$50,000.